FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of January, 2004

Commission File Number: 1-10817

CELLTECH GROUP PLC

(Translation of registrant's name into English)

208 Bath Road, Slough, Berkshire SL1 3WE ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure: Blocklisting Interim Review dated 02 January 2004

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company
    Celltech Group plc
2. Name of scheme
    Chiroscience Share Schemes
3. Period of return:
    From    1 July 2003    To    31 December 2003
4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme
    599,207 5. Number of shares issued / allotted under scheme during period:
    62,166
6. Balance under scheme not yet issued / allotted at end of period
    537,041
7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;
    500,000 Ordinary 50p Shares
    17 March 2000 - Ref GB0001822765
    900,000 Ordinary 50p Shares
    13 October 2000 - Ref GB0001822765
    39,004 Ordinary 50p Shares
    20 August 2001 - Ref GB0001822765
    110,996 Ordinary 50p Shares
    23 August 2001 - Ref GB0001822765
    126,000 Ordinary 50p Shares
    18 March 2002 - Ref GB0001822765

Please confirm total number of shares in issue at the end of the period in order for us to update our records
    277,654,453
Contact for queries
    Name            Cheryl Cramer
    Address        208 Bath Road, Slough
    Telephone     (01753) 447933
Person making the return
    Name            Anita Dowling
    Position        Assistant Company Secretary
    Signature

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company
    Celltech Group plc
2. Name of scheme
    Executive Share Option Scheme (Celltech)
3. Period of return:
    From    1 July 2003    To    31 December 2003
4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme
    1,978,109
5. Number of shares issued / allotted under scheme during period:
    1,000
6. Balance under scheme not yet issued / allotted at end of period
    1,977,109
7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;
    5,000,000 Ordinary 50p Shares
    13 October 1995 - Ref A.4566/1995
    1,000,000 Ordinary 50p Shares
    17 March 2000 - Ref GB0001822765
    1,000,000 Ordinary 50p Shares
    13 October 2000 - Ref GB0001822765
    100,547 Ordinary 50p Shares
    28 August 2001 - Ref GB0001822765
    203,458 Ordinary 50p Shares
    31 August 2001 - Ref GB0001822765
    85,995 Ordinary 50p Shares
    6 September 2001 - Ref GB0001822765
    324,149 Ordinary 50p Shares
    15 March 2002 - Ref GB0001822765
    34,448 Ordinary 50p Shares
    18 March 2002 - Ref GB0001822765
    232,382 Ordinary 50p Shares
    20 March 2002 - Ref GB0001822765
    481,592 Ordinary 50p Shares
    20 February 2003 - Ref GB0001822765
Please confirm total number of shares in issue at the end of the period in order for us to update our records
    277,654,453
Contact for queries
    Name            Cheryl Cramer
    Address        208 Bath Road, Slough
    Telephone     (01753) 447933
Person making the return
    Name            Anita Dowling
    Position        Assistant Company Secretary
    Signature

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company
    Celltech Group plc
2. Name of scheme
    Medeva Share Schemes
3. Period of return:
    From    1 July 2003    To    31 December 2003
4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme
    228,048
5. Number of shares issued / allotted under scheme during period:
    0
6. Balance under scheme not yet issued / allotted at end of period
    228,048
7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;
    800,000 Ordinary 50p Shares
    13 October 2000 - Ref GB0001822765
    199,004 Ordinary 50p Shares
    16 August 2001 - Ref GB0001822765
    160,996 Ordinary 50p Shares
    20 August 2001 - Ref GB0001822765

Please confirm total number of shares in issue at the end of the period in order for us to update our records
    277,654,453
Contact for queries
    Name           Cheryl Cramer
    Address       208 Bath Road, Slough
    Telephone    (01753) 447933
Person making the return
    Name           Anita Dowling
    Position       Assistant Company Secretary
    Signature

SCHEDULE 5
BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company
    Celltech Group plc
2. Name of scheme
    Conversion of £1 Preference Shares
3. Period of return:
    From    1 July 2003    To    31 December 2004
4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme
    250
5. Number of shares issued / allotted under scheme during period:
    0
6. Balance under scheme not yet issued / allotted at end of period
    250
7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;
    2,822,597 Ordinary 50p Shares
    13 October 1995 - Ref A.4566/1998
    262,500 Ordinary 50p Shares
    15 April 1998 - Ref RA/Celltech/00001
    261,000 Ordinary 50p Shares
    4 June 1998 - Ref GB0001822765
    80,000 Ordinary 50p Shares
    21 April 1999 - Ref GB0001822765
    120,616 Ordinary 50p Shares
    7 September 2001 - Ref GB0001822765
    208,768 Ordinary 50p Shares
    12 September 2001 - Ref GB0001822765
    74,000 Ordinary 50p Shares
    18 March 2002 - Ref GB0001822765
    11,000 Ordinary 50p Shares
    20 February 2003 - Ref GB0001822765

Please confirm total number of shares in issue at the end of the period in order for us to update our records
    277,654,453
Contact for queries
    Name           Cheryl Cramer
    Address       208 Bath Road, Slough
    Telephone    (01753) 447933
Person making the return
    Name           Anita Dowling
    Position       Assistant Company Secretary
    Signature

SCHEDULE 5
BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company
    Celltech Group plc
2. Name of scheme
    Savings Related Share Option Scheme (Celltech)
3. Period of return:
    From    1 July 2003    To    31 December 2003
4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme
    514,711
5. Number of shares issued / allotted under scheme during period:
    12,755
6. Balance under scheme not yet issued / allotted at end of period
    501,956
7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;
    335,000 Ordinary 50p Shares
    2 July 1997 - Ref A/2792/1997
    50,000 Ordinary 50p Shares
    15 April 1998 - Ref RA/Celltech/00001
    20,000 Ordinary 50p Shares
    4 June 1998 - Ref GB0001822765
    145,000 Ordinary 50p Shares
    21 April 1999 - Ref GB0001822765
    300,000 Ordinary 50p Shares
    13 October 2000 - Ref GB0001822765
    96,257 Ordinary 50p Shares
    23 August 2001 - Ref GB0001822765
    103,743 Ordinary 50p Shares
    28 August 2001 - Ref GB0001822765
    100,000 Ordinary 50p Shares
    18 March 2002 - Ref GB0001822765
    90,980 Ordinary 50p Shares
    20 March 2002 - Ref GB0001822765
    100,000 Ordinary 50p Shares
    20 February 2003 - Ref GB0001822765
Please confirm total number of shares in issue at the end of the period in order for us to update our records
    277,654,453
Contact for queries
    Name            Cheryl Cramer
    Address        208 Bath Road, Slough
    Telephone    (01753) 447933
Person making the return
    Name            Anita Dowling
    Position        Assistant Company Secretary
    Signature
The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                           CELLTECH GROUP PLC
                                                                                                                                                           (Registrant)

                                                                                                                                                           By: /s/ PETER ALLEN
                                                                                                                                                           Peter Allen
                                                                                                                                                           Chief Financial Officer

Dated: 5 January, 2004